Michael J. Minahan	Goodwin Procter LLP
+1 617 570 1021	100 Northern Avenue
mminahan@goodwinlaw.com	Boston, MA 02210

goodwinlaw.com
+1 617 570 1000

November 6, 2020

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	908 Devices Inc.
Draft Registration Statement on Form S-1
Submitted October 2, 2020
CIK No. 0001555279

Dear Ladies and Gentlemen:

This letter is submitted on behalf of 908 Devices Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted on October 2, 2020 (the “Registration Statement”), as set forth in your letter dated October 30, 2020 addressed to Kevin J. Knopp, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which includes changes that principally reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amendment No. 1 (marked to show changes from the Registration Statement).

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	Your Summary should provide a balanced and factual presentation of your business. Please revise to discuss your competitive position and the challenges you face in implementing your business strategy. As a non-exhaustive list of examples only, please revise to discuss:

•	The significance to your revenues of contracting with government agencies through the contract procurement process, as discussed on pages 26 and 62;
•	Considerable time and expense necessary to commit to sales efforts, as discussed on page 20, and your strategy to develop devices for a specific purpose rather than for a wide scope of needs, as discussed on pages 3 and 91; and
•	Competition from established market participants and new entrants, as discussed on page 18.

Additionally, where you discuss your estimated total addressable market on page 5 and in the Business section, revise to disclose assumptions underlying such estimates and risks related to these assumptions.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on pages 1 and 2 of the Amendment No. 1 to address the points highlighted by the Staff, including the significance of the revenue received by the Company from government customers, the challenges that the Company faces in procuring government contracts and the considerable time and effort that it takes to do so, as well as the competitive position of the Company.

The Company also respectfully acknowledges the Staff’s comment on the estimates of its total addressable market and advises the Staff that the estimates of the total addressable market are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential platform usage. We also utilize estimated penetration and placement rates for our platform with potential customers in our target markets and historical patterns for consumables usage. These estimates are also informed by third party research to support potential customer research and development spending and addressable aspects of potential customers’ end product development. In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 86 and 101 of the Amendment No. 1 to disclose the assumptions underlying the estimated total addressable market.

Risk Factors, page 6

2.	Please add a bullet point highlighting the risks related to concentration of ownership of your common shares, as discussed on page 44.

RESPONSE: In response to the Staff’s comment, the Company has added a bullet point on page 7 of the Amendment No. 1 to highlight the risks related to concentration of ownership of its common shares.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Risk Factors

We have limited experience in marketing and sales and are in the early stages of building our sales channels....., page 16

3.	On page 16 you disclose that 28% of total revenue was attributable to two distributors, and that you “exert limited control over existing distributors under [y]our agreements with them.” Please revise to disclose the material terms of your distribution agreements in the relevant section of your prospectus and file the agreements as exhibits or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges that Staff’s comment and respectfully submits that it is not required to file the distribution agreements referenced on page 16 for the following reasons. Item 601 of Regulation S-K under the Securities Act of 1933, as amended, provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreements made in the ordinary course of business need not be filed. According to Item 601(b)(10)(ii), an agreement will be deemed to have been made in the ordinary course of business if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant.” These distribution agreements are contracts that ordinarily accompany the kind of business conducted by the Company.

The Company has also reviewed the exceptions set forth in Item 601(b)(10)(ii)(A)-(D) and has determined that the distribution agreements are not required to be filed as an exhibit to a filed report. Items (A)-(D) are not applicable. Specifically, the Company is not substantially dependent on any of these contracts, which is the applicable standard set forth in Item (B). Specifically, while it is true that 28% of total revenue for the Company was attributable to these two distributors, the Company is not substantially dependent on either or both distributors.

Distribution into Turkey

One of the two distributors is the Company’s distributor for Turkey, which, in 2019, accounted for approximately 11% of revenue. However, the Company does not believe that it is substantially dependent on its contract with this distributor because:

•	The sales in Turkey to our distributor were driven by demand from the end-users in the country. In 2018, sales made to this distributor accounted for 7.6% of revenue and it will also account for less than 1% of revenue in 2020. The increase in 2019 was driven by one large end-user in Turkey that made a 50 unit order last year.

•	The Company has no active distribution agreement with this distributor. Instead, the Company and the distributor are using the terms of the initial agreement which has expired by its terms. The relationship is now based on purchases orders and, as required, reference to the terms of the prior distribution agreement. The Company would have entered into a formal new agreement with the distributor if it believed that its business was substantially dependent on such contract.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

•	The Company also maintains similar relationships with over 30 distributors for other countries. Like with Turkey, these international distribution channels are based on demand from the end-users, and any of these country-specific distributors could exceed 10% of revenue in any given year if a large enough distributor purchase order is processed. The Company would not intend to file the applicable distribution agreement if and when that were to happen in the future.

The Company respectfully advises the Staff that it does not believe filing an agreement with the Turkey distributor would provide any helpful information to investors. Moreover, the Company believes it could be misleading as to the importance of the relationship with this distributor when there is no reason for the Company to believe it will continue to account for a significant portion of revenue.

Federal Resources

The second distributor is Federal Resources, the Company’s distributor in the United States, which accounted for approximately 17% of revenue in 2019, primarily due to its fulfillment of U.S. government contracts. However, despite the significant portion of revenue derived from sales fulfilled by this distributor, the Company does not believe that it is substantially dependent on Federal Resources for the following reasons:

•	The Company has similar U.S. distribution agreements with multiple distributors. For example, in 2020, the Company signed agreements with two additional U.S. distributors that meet the requirements for government contracts with government end customers. If Federal Resources was unable to fulfill or unwilling to contract with the Company, the Company could direct contracts to these alternative distributors with little or no disruption to business.

•	The Company also has direct sales personnel responsible for identifying end customers and driving the product sales demand. Federal Resources’ primary purpose is to coordinate the contracting with end customers. At times they may identify customers but these are usually at the state and local level, not large deal opportunities with federal government customers.

•	Similar to the Turkey distribution channel, this distribution channel is driven by demand from end-users and the percentage of revenue that the channel represents fluctuates year-to-year.

For the reasons stated above, the Company believes that it is not substantially dependent on either distributor because it could replace either or both distributors without any substantial negative impact on its business. The Company respectfully advises the Staff that it does not believe filing either or both agreements would provide any helpful information to investors and could be misleading as to the importance of the relationships with these distributors.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Notwithstanding the foregoing, the Company will reevaluate the materiality of these distribution agreements generally in light of any changes to the Company’s ability to find alternative distribution channels without any substantial disruption or negative impact on the Company.

The Company has reviewed the disclosure in the risk factor on pages 15 and 16 of the Amendment No. 1 to confirm that it covers the material risks presented by the Company’s relationship with these and its other distributors and respectfully advises the Staff that it does not believe that adding material terms for any of its distribution agreements would be helpful to an investor for the reasons stated above. The details related to each order are memorialized in the purchase orders themselves and the distribution agreements do not have any terms that would be material to a potential investor.

Use of Proceeds, page 51

4.	Revise to quantify the approximate amount of proceeds to be used for the purposes identified, and further explain your intentions regarding research and development. We note the disclosure on page 23 regarding future expansion of your handheld products and desktop products. Refer to Item 504 of Regulation S-K.

RESPONSE: The Company has revised the “Use of Proceeds” section on page 52 and the prospectus summary on page 9 to further explain the Company’s intentions regarding future research and development. Additionally, the Company intends to further revise the disclosure in these sections to quantify the approximate amount of proceeds to be used for each of the purposes identified in a subsequent amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation - Determination of Fair Value of Common Stock, page 79

5.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your incentive units and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. Please clarify how you considered issuances of preferred stock at significantly higher prices in your valuation. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. Please discuss with the staff how to submit your response.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Business

Overview, page 84

6.	Please revise to disclose the basis for claiming industry-leading expertise in applying software automation and machine learning techniques to control your device hardware and interpret the data streaming off your devices.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the referenced team consists of five members who collectively possess the below qualifications:

1.	PhD in software automation/machine learning in chemical/biological data systems

•	20 years of commercial product experience

•	14 commercial products launched

•	115 conference presentations

•	47 invited lectures

•	National tour speaker 2017

•	2020 Williams-Wright award (international scientific prize)

•	15 international product awards, or professional awards

•	20 peer-reviewed scientific papers

•	62 patents granted/pending

2.	MSc in software automation/machine learning in chemical/biological data systems

•	18 years of product experience

•	9 commercial products launched

•	14 peer-reviewed scientific publications

•	18 conference presentations

•	5 invited lectures

•	3 patents granted/pending

3.	MSc in software automation/machine learning in chemical/biological data systems

•	6 years of product experience

•	4 commercial products launched

4.	MSc in applied mathematics in physics/chemistry based systems

•	3 years of product experience

•	2 commercial products launched

•	3 conference presentations

5.	MSc in applied mathematics

•	2 years of product experience

•	1 commercial products launched

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Select team product industry awards include: 2019 Analytical Scientist Innovation Award for Rebel product; 2016 R&D 100 award for ZipChip microfluidic capillary electrophoresis product; 2015 R&D 100 award for handheld mass spec product; 2014 Instrument Business Outlook Gold Design Award - handheld mass spec product; 2013 Analytical Scientist Innovation Award for handheld mass spec product; 2009 BusinessWeek IDEA industrial design award; 2008 Frost & Sullivan Chemical Detection Award for handheld FTIR product; 2006 R&D 100 award for handheld Raman spectrometer product; 2006 Frost & Sullivan Innovation of the year award for FirstDefender handheld Raman product; and 2006 featured product in “Time Magazine Best Inventions of 2006.”

The Company has revised the disclosure on page 86 of the Amendment No. 1 to add support for the claim that the Company has industry-leading expertise in applying software automation and machine learning techniques to control its device hardware and interpret the data streaming off its devices.

Devices, page 102

7.	It appears from the disclosure here and in the risk factor on page 22 that you are substantially dependent on your supply agreement with Spark Holland B.V., the sole supplier of your autosampler subassembly. Please revise to disclose the material terms of your contract with Spark Holland. Additionally, please revise to summarize the material terms of the agreements with the supplier of sampling swabs for MX908 and with Micronit Microtechnologies B.V. Please file these agreements as exhibits or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges that Staff’s comment and respectfully submits that it is not required to file the supply agreements for the following reasons. Item 601 of Regulation S-K under the Securities Act of 1933, as amended, provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreements made in the ordinary course of business need not be filed. According to Item 601(b)(10)(ii), an agreement will be deemed to have been made in the ordinary course of business if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant.” The supply agreements referenced in your comment are made in the ordinary course of the Company’s business.

The Company has also reviewed the exceptions set forth in Item 601(b)(10)(ii)(A)-(D) and has determined that the referenced supply agreements are not required to be filed as an exhibit to a filed report. Items (A)-(D) are not applicable. Specifically, the Company is not substantially dependent on either of these supply contracts, which is the applicable standard set forth in Item (B).

For the following reasons, the Company does not believe it is substantially dependent on any of the supply agreements:

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Spark Holland B.V. (“Spark Holland”)

Spark Holland is the supplier of the Company’s autosampler that is sold with the ZipChip interface as an optional component and the supplier of the autosampler which is embedded within the Rebel device. The Company does not have a formal supply agreement with Spark Holland that it could file as an exhibit. Instead, orders are purchase order based and the terms are referenced within the specific purchase orders. If the Company believed that it was substantially dependent on the supply of these components, it would have entered into a formal supply agreement with Spark Holland.

In addition, the Company maintains approximately 3 months of inventory for autosamplers from Spark Holland and alternative suppliers exist.

DSA Detection (sampling swab vendor)

DSA Detection is the supplier of the Company’s sampling swabs that are a consumable with its MX908 device. The swabs enable the trace detection mode. The Company does not have a formal supply agreement with DSA Detection that it could file as an exhibit. Like with Spark Holland, orders are purchase order based and the terms are referenced within the specific purchase orders. If the Company believed that it was substantially dependent on the supply of these sampling swabs, the Company would have entered into a formal supply agreement with DSA Detection.

The Company has historically issued a blanket purchase order for approximately one year’s worth of forecasted demand. The Company then requests delivery of specific quantities against the purchase order for delivery (usually 2 to 3 week lead). Moreover, it would be possible for the Company to set up in house operations to create the sampling swabs if there was sufficient demand to justify doing so.

The swabs are relatively inexpensive and do not account for a significant portion of the Company’s current revenue and the Company does not expect them to be a significant portion of revenue in future periods. During the prior 12 months the Company has only spent approximately $150,000 on sampling swabs from DSA Detection.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Micronit Microtechnologies B.V. (“Micronit”)

Micronit is the supplier of the glass used in the Company’s microfluidic Zipchips, a consumable used with its ZipChip Interface and Rebel products. Like with Spark Holland and DSA Detection, the Company does not maintain a formal supply agreement with Micronit and the orders are purchase order based with terms that are referenced in the purchase orders themselves.

The Company maintains a sizable inventory to enable flexibility in its chip prototypes and product manufacturing. The Company currently has approximately 6 months of inventory. Historically, the Company has typically issued a blanket purchase order on an annual basis, based upon forecasted demand for the year. The Company then issues a shipping schedule off the blanket purchase order.

The Company qualified an alternative vendor in the past; however, the order volumes to date do not currently support having two active vendors and therefore the Company has not sourced any materials from the alternative vendor to date. During the prior 12 months the Company has only spent approximately $300,000 on glass from Micronit.

Notwithstanding the foregoing, the Company will reevaluate the materiality of these supply arrangements and other agreements with vendors generally in light of any changes to the availability of alternatives or any other factors that could increase the Company’s dependence on any of its vendors. The Company has reviewed the risk factor on page 22 and 23 and the disclosure on page 105 of the Amendment No. 1 and respectfully advises the Staff that it does not believe that adding material terms for any of its supply agreements would be helpful to an investor for the reasons stated above.

Intellectual Property, page 105

8.	We note your disclosure providing the expected expiry of your patent portfolio grouped by owned patents and in-licensed patents. Please revise to disclose the scope of the patents discussed in this section, whether such patents are owned or licensed and the related expiry. Additionally, we note your disclosure that certain in-licensed patents are expected to expire in 2020. Please revise to discuss whether such expiry is expected to have a material effect on your business, including any impact on future operations and the financial position of the company.

RESPONSE: In response to the Staff’s comment, the Company has revised page 108 of the Amendment No. 1 to disclose the scope of the patents discussed in this section, and whether each patent is owned or in-licensed by the Company. The Company also added disclosure on page 109 of the Amendment No. 1 to disclose that it does not expect any of the in-licensed patents that are set to expire in 2020 to have a material effect on the Company’s future operations, financial position or business generally as those patents relate to a prior design for the Company’s ion trap and the Company has since in-licensed new patents covering the current design. The Company respectfully advises the Staff that it believes the expirations for the owned and in-licensed patents are sufficiently disclosed on page 107.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Licenses, page 106

9.	You disclose that the UT-Battelle licenses apply to UTB-owned technology related to Mass Spec technology “covered by such patent rights” in certain defined fields of use. You state the UNC Agreements relate to “products, services and methods, covered by certain patent rights owned by UNC.” You state both expire when the last patent expires or last patent application is abandoned, unless terminated earlier. Revise to more specifically describe the subject of the licenses, any milestone payments, and the expected expiry of the last to expire patent licensed under the agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised page 108 of the Amendment No. 1 to more specifically describe the subject of the UT-Battelle licenses and the University of North Carolina licenses and the expected expiry of the last to expire patent licensed under each of the agreements, and to disclose that no future defined milestone payments exist under the UNC Agreements.

Executive Compensation, page 117

10.	Revise to disclose the material terms of any compensation agreement with any member of management or director that will be in effect at the time of this offering.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to disclose the material terms of any compensation agreements with management and directors in a subsequent amendment. Additionally, the Company intends to file the compensation agreements with management and directors that will take effect upon the qualification of this proposed offering as exhibits to a subsequent amendment.

Certain Relationships and Related Party Transactions, page 127

11.	On page 129, you disclose that Dr. Ramsey receives a percentage of the royalties you pay to the University of North Carolina pursuant to your licensing agreement. Disclose the percentage of those proceeds he receives and any other material terms of his interest in that agreement or tell us why disclosure is not required. Refer to Item 404 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Amendment No. 1 to disclose the dollar amount paid to University of North Carolina (“UNC”) that was then paid by UNC to Dr. Ramsey in 2018 and 2019. The Company does not have access to the agreement under which Dr. Ramsey is paid these amounts by UNC, but Dr. Ramsey has informed the Company that he received approximately $57,400 and $54,100 in 2018 and 2019, respectively. Dr. Ramsey has also informed the Company that the aggregate amount he has received from UNC under this arrangement since 2015 is $188,457. While the amounts received by Dr. Ramsey are below the threshold amount prescribed in Item 404 of Regulation S-K, the Company has disclosed the dollar amounts received in 2018 and 2019 in an effort to be transparent. The Company has also revised the disclosure on page 132 of the Amendment No. 1 to clarify that the obligation of UNC to pay a portion of the proceeds to Dr. Ramsey is pursuant to a separate agreement (to which the Company is not a party) and not in the UNC License Agreement with the Company.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

Principal Stockholders, page 131

12.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by UTEC 2 L.P. Refer to Item 403 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised footnote 4 to the Principal Stockholders table on page 135 of the Amendment No. 1 to identify the natural person who indirectly exercises voting or dispositive power with respect to the common stock held by UTEC 2 L.P.

Choice of Forum, page 137

13.	We note your disclosure here and in the risk factor on page 48 that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," and that a plaintiff is required to first bring suit in that court and the action dismissed for lack of subject matter jurisdiction before such claims may be brought in another state or federal court in Delaware. Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, your forum selection provision designates the federal district courts of the United States as the exclusive forum for claims arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please expand your disclosure to highlight the risk of uncertainty that a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Amendment No. 1. The Company has also added a risk factor on pages 48 and 49 of the Amendment No. 1.

Item 15. Recent Sales of Unregistered Securities, page II-2

14.	We note your disclosure concerning aggregate shares sold or options granted on multiple dates. Please revise to more specifically disclose the date of sale and amount of securities sold or granted and the aggregate consideration for those particular dates. Refer to Rule 701(a) and (c) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages II-2 through II-4 of the Amendment No. 1 to disclose the dates of sales and amounts of securities sold or granted and the consideration for those particular dates in accordance with Rule 701(a) and (c) of Regulation S-K.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

November 6, 2020

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, a copy of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

cc:	Christine Torney, Securities and Exchange Commission
Brian Cascio, Securities and Exchange Commission
Abby Adams, Securities and Exchange Commission
Christine Westbrook, Securities and Exchange Commission
Kevin J. Knopp, CEO, 908 Devices Inc.